Exhibit B

OrbiMed Advisors Announces Institutional Shareholder Services Recommendation that 3SBio Shareholders Vote AGAINST Management Buyout Proposal

•	ISS cites concerns over sale process and lack of attractive takeover premium

•	Both major independent proxy advisory firms, ISS and Glass Lewis, agree with OrbiMed’s opposition to the proposed buyout

NEW YORK—(BUSINESS WIRE)—OrbiMed Advisors LLC (“OrbiMed”) today announced that Institutional Shareholder Services (“ISS”), a leading provider of proxy research and corporate governance services to institutional shareholders, has recommended that shareholders of 3SBio (NASDAQ: SSRX) vote AGAINST the company’s $15.40 per ADS going-private acquisition by a consortium of buyers that includes the company’s Chairman and CEO and other senior executives.

In its report, ISS casts doubt on management’s reliance, in part, on its financial advisor’s earnings-based valuations because they were based on earnings estimates provided by management that are considerably below Wall Street consensus estimates. ISS said, “Shareholders should note that in its analysis, Jefferies used the internal estimates provided by company management, which, in this case, may be inherently motivated to downplay the earnings projections.”

The report further questions management’s commitment to a transaction with a single private equity firm. ISS said, “Further, the exclusivity agreement between Dr. Lou and CITIC PE may have limited the company’s ability to attract a better offer, and there is no compelling evidence that 3SBio cannot continue to thrive as a stand-alone company.”

In response to this latest proxy voting recommendation, OrbiMed said, “Two leading global proxy advisory firms, ISS and Glass, Lewis & Co., have now had a chance to review the 3SBio going-private transaction and, not surprisingly, when considering all the facts, they have reached the same conclusion as we have, that a flawed buyout process and inherent conflicts have resulted in a management-sponsored going-private transaction at an inadequate price that does not serve the interest of all shareholders.” OrbiMed, a 9.4% holder of 3SBio shares, reiterated its intention to vote against the proposals at the company’s April 25 Extraordinary General Meeting.

About OrbiMed

OrbiMed Advisors LLC is a leading investment firm dedicated exclusively to the healthcare sector, with approximately $7 billion in assets under management. OrbiMed invests globally across the spectrum of healthcare companies, from venture capital start-ups to large multinational companies. OrbiMed’s team of over 60 professionals manages a series of private equity funds, hedge funds, royalty funds and other investment vehicles.

Contact:

OrbiMed Advisors LLC

Samuel D. Isaly, Managing Partner

212-739-6400

Georgeson Inc.

David S. Drake

212-440-9861